EXHIBIT 99.1

Hydrogenics Reports Fourth Quarter and Full Year 2018 Results

Air Liquide Investment and Recent Wins Position Company for Growth in 2019 and Beyond

MISSISSAUGA, Ontario, March 15, 2019 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported fourth quarter and full year 2018 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Recent Highlights

“Having worked hard throughout 2018, I’m pleased to note the many recent accomplishments that have strengthened our outlook for the quarters to come,” said Daryl Wilson, President and Chief Executive Officer. “While fourth quarter revenue was down from 2017’s record level, it reflected sequential growth from earlier in 2018 and the impact from higher shipments to China as well as increased electrolyzer orders. In addition, we announced a strategic agreement with Air Liquide during the period, including an investment of $20.5 million into the Company. This significant development not only bolstered our balance sheet – providing capital for growth – but aligned Hydrogenics with one of the world’s leading hydrogen production organizations. The agreement was done at a premium to then-current market prices, reflecting a great deal of confidence in our technology, growth outlook, and position within the industry. We've since announced a contract to supply Air Liquide with electrolyzers for a 20-megawatt hydrogen generation facility – the world’s largest – and are actively discussing other joint activities across the globe. At the same time, we continue to work hand-in-hand with Alstom on a number of potential rail applications and are upbeat about the expected demand for mobility fuel cells this year. We are actively engaged in negotiations that should result in many new contract awards and across multiple product lines. We anticipate top-line growth in 2019, even if China-related trade issues persist. Our advanced PEM technology, breadth of applications, and strong global relationships position us for improving performance going forward.”

Summary of Results for the Quarter Ended December 31, 2018 (compared to the Quarter Ended December 31, 2017 unless otherwise noted)

  Company revenue was $10.5 million for the fourth quarter of 2018, a decrease of 47.0%, or $9.3 million, from the $19.7 million reported in the prior-year period. This decline reflects higher shipments of electrolyzers for certain projects during the fourth quarter of 2017, along with the negative impact in 2018 from delayed customer orders against the Company’s existing fuel cell backlog for the Chinese market.

  Hydrogenics secured $11.5 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in an order backlog of $132.7 million as of December 31, 2018. Order backlog movement during the fourth quarter (in $ millions) was as follows:

	September 30, 2018 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2018 backlog
OnSite Generation	$20.9	$4.6	$0.4	$5.3	$20.6
Power Systems	111.2	6.9	(0.8)	5.2	112.1
Total	$132.1	$11.5	$(0.4)	$10.5	$132.7
  Of the above backlog of $132.7 million, Hydrogenics expects to recognize approximately $49.0 million as revenue in the following twelve months, not including orders both received and delivered in 2019.

  Gross profit was $1.9 million (18.3% of revenue) in 2018 compared to $5.7 million (28.7% of revenue) in the fourth quarter of 2017. The decrease in gross profit and gross margin was principally due to lower orders delivered and, within OnSite Generation, one-time charges for inventory obsolescence and project warranty accruals on prior-year projects.
  Cash operating costs1 decreased $0.7 million, to $4.7 million, for the current quarter compared to $5.4 million for the prior-year period reflecting a decrease in SG&A expense of $1.2 million, partially offset by an increase of $0.5 million in net R&D expense.
  Adjusted EBITDA2 decreased $3.0 million, to a loss of $2.8 million, for the fourth quarter of 2018 compared to a $0.2 million in the prior-year period. This change reflects the lower revenue level and decrease in gross margin as noted above.
  The net loss for the quarter was $3.1 million, or $(0.20) per share, versus $1.0 million, or $(0.06) per share, in the prior-year period.

Summary of Results for the Year Ended December 31, 2018 (compared to the Year Ended December 31, 2017 unless otherwise noted)

  Revenue decreased by $14.2 million, or 30%, to $33.9 million for the year ended December 31, 2018 compared to $48.1 million in the prior year. The Power Systems business segment declined by 32% primarily due to delayed customer orders against the Company’s existing backlog for the Chinese market, as previously noted. OnSite Generation declined by 28% due to reduced demand for industrial hydrogen applications.

  Gross margin increased to 25.7% of revenue from 24.3% in 2017, primarily due to product mix within the Power Systems segment, which saw an increase in gross margin to 39.0% from 35.1% last year. The OnSite Generation segment gross margin was 14.5% in 2018 versus 14.1% in 2017.

  Selling, general and administrative (“SG&A”) expense for 2018 of $11.6 million was lower by $2.0 million, or 14.8%, compared to $13.6 million for the year ended December 31, 2017. The decrease was attributable to non-cash gains realized on the revaluation of DSUs in 2018 due to changes in Hydrogenics’ stock price. Net of these non-cash gains, SG&A for the year decreased by $0.4 million, or 3.3%, as compared to last year.

  Net research and product development (“R&D”) expense was $7.5 million for the year ended December 31, 2018 compared to $6.4 million in 2017, an increase of $1.1 million, or 17.4%, primarily reflecting greater investment in fuel cell product development.

  Loss from operations increased by $2.1 million for the year ended December 31, 2018 to $10.4 million as compared to $8.3 million in 2017. The increase was attributable to lower revenue and higher net R&D expense, partially offset by lower SG&A for the year, as noted above.

  Net loss for the year ended December 31, 2018 was $13.3 million, or $(0.86) per share, compared to a net loss of $10.8 million, or $(0.77) per share, for the prior year. The increase in net loss in the current year was a result of lower revenue, the increase in loss from joint ventures and higher net R&D, partially offset by decreases in SG&A expense and net finance loss. The lower net finance loss was primarily due to non-cash gains in the fair value of outstanding warrants.

  Cash operating costs increased by $0.6 million for the year ended December 31, 2018 compared to last year, reflecting an increase in net R&D of $1.1 million, partially offset by a $0.4 million decrease in SG&A expense.

  Adjusted EBITDA loss increased by $3.4 million to $9.4 million for the year ended December 31, 2018 from $6.0 million for the prior year. The increase was primarily attributable to lower gross profit of $3.0 million and higher cash operating costs of $0.6 million.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock-based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EDT on March 15, 2019 to review the fourth quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Marc Beisheim, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Selling, general and administrative expenses	$2,656	$4,449	$11,613	$13,626
Research and product development expenses	2,209	1,722	7,486	6,376
Total operating costs	$4,865	$6,171	$19,099	$20,002
Less: Amortization and depreciation	(198)	(140)	(520)	(454)
Less: Gain (loss) on disposal of assets	(4)	(14)	11	(131)
Less: DSUs (expense) recovery	295	(402)	676	(950)
Less: Stock-based compensation expense	(247)	(202)	(957)	(742)
Cash operating costs	$4,711	$5,413	$18,309	$17,725

Adjusted EBITDA

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Net loss	$(3,141)	$(976)	$(13,339)	$(10,766)
Loss from joint ventures	61	76	1,637	334
Finance loss, net	130	397	1,028	2,108
Income tax expense	–	–	300	–
Amortization and depreciation	192	74	706	672
DSUs expense (recovery)	(294)	402	(676)	950
Stock-based compensation	247	202	957	742
Adjusted EBITDA	$(2,805)	$175	$(9,387)	$(5,960)

Hydrogenics Corporation
Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)

	December 31,	December 31,
	2018	2017

Assets
Current assets
Cash and cash equivalents	$7,561	$21,511
Restricted cash	935	435
Trade and other receivables	6,728	8,736
Contract assets	4,534	6,578
Inventories	17,174	15,048
Prepaid expenses	1,960	1,374
	38,892	53,682
Non-current assets
Restricted cash	241	468
Contract assets	1,689	645
Investment in joint ventures	1,644	2,797
Property, plant and equipment	2,867	3,874
Intangible assets	232	180
Goodwill	4,359	4,569
	11,032	12,533
Total assets	$49,924	$66,215

Liabilities
Current liabilities
Operating borrowings	$–	$1,200
Trade and other payables	9,068	9,736
Contract liabilities	14,581	11,821
Financial liabilities	3,359	4,913
Provisions	2,041	1,744
Deferred funding	1,744	880
	30,793	30,294
Non-current liabilities
Other liabilities	5,711	8,516
Contract liabilities	1,420	2,223
Provisions	810	976
Deferred funding	229	33
	7,170	11,748
Total liabilities	38,963	42,042

Share capital	387,911	387,746
Contributed surplus	20,717	19,885
Accumulated other comprehensive loss	(2,681)	(1,811)
Deficit	(394,986)	(381,647)
Total equity	10,961	24,173
Total equity and liabilities	$49,924	$66,215

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017

Revenues	$10,475	$19,745	$33,896	$48,115
Cost of sales	8,560	14,077	25,171	36,437
Gross profit	1,915	5,668	8,725	11,678

Operating expenses
Selling, general and administrative expenses	2,656	4,449	11,613	13,626
Research and product development expenses	2,209	1,722	7,486	6,376
	4,865	6,171	19,099	20,002

Loss from operations	(2,950)	(503)	(10,374)	(8,324)

Loss from joint ventures	(61)	(76)	(1,637)	(334)

Finance income (loss)
Interest expense, net	(347)	(425)	(1,469)	(1,812)
Foreign currency gains, net	163	122	144	635
Other finance gains (losses), net	54	(94)	297	(931)
Finance loss, net	(130)	(397)	(1,028)	(2,108)

Loss before income taxes	(3,141)	(976)	(13,039)	(10,766)
Income tax expense	–	–	300	–
Net loss for the year	(3,141)	(976)	(13,339)	(10,766)

Items that will not be reclassified subsequently to net loss:
Re-measurements of actuarial liability	70	98	70	98
Items that may be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	(321)	(299)	(940)	1,714
Comprehensive loss for the year	$(3,392)	$(1,177)	$(14,209)	$(8,954)

Net loss per share
Basic and diluted	$(0.20)	$(0.06)	$(0.86)	$(0.77)

Weighted average number of common shares outstanding, basic and diluted	15,441,947	15,133,194	15,441,947	13,947,636

Hydrogenics Corporation
Consolidated Statements of Cash Flows
(in thousands of US dollars) (unaudited)

	Years ended
	December 31,
	2018	2017
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$(13,339)	$(10,766)
Decrease (increase) in restricted cash	(304)	134
Items not affecting cash:
Loss (gain) on disposal of property, plant and equipment	(11)	131
Amortization and depreciation	706	672
Loss (gain) from change in fair value of warrants	(398)	675
Unrealized foreign exchange (gain) loss	(353)	494
Unrealized loss from joint ventures	1,637	334
Accreted interest and fair value adjustment	1,650	2,075
Stock-based compensation	957	742
Stock-based compensation – DSUs	(676)	950
Net change in non-cash operating assets and liabilities	1,750	(223)
Cash used in operating activities	(8,381)	(4,782)

Investing activities
Investment in joint venture	–	(93)
Purchase of property, plant and equipment	(1,001)	(3,920)
Receipt of government funding	974	1,792
Proceeds from disposals of property, plant and equipment	700	1,035
Purchase of intangible assets	(125)	(25)
Cash provided by (used in) investing activities	548	(1,211)

Financing activities
Proceeds from common shares issued and stock options exercised, net of issuance costs	40	19,745
Principal repayments of long-term debt	(3,120)	(1,639)
Exercise of warrants	–	1,374
Interest payments	(1,498)	(1,274)
Repayment of operating borrowings	(1,193)	(873)
Repayment of repayable government contributions	–	(171)
Cash provided by (used in) financing activities	(5,771)	17,162

Increase (decrease) in cash and cash equivalents during the year	(13,604)	11,169
Cash and cash equivalents – Beginning of year	21,511	10,338
Effect of exchange rate fluctuations on cash and cash equivalents held	(346)	4
Cash and cash equivalents – End of year	$7,561	$21,511